UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55746

Goldman Sachs Middle Market Lending Corp.*

(Exact name of registrant as specified in its charter)

Address: 200 West Street, New York, NY 10282 Telephone number: (212) 902-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Amended and Restated Agreement and Plan of Merger dated June 11, 2020, by and among Goldman Sachs Middle Market Lending Corp. (the “Company”), Goldman Sachs BDC, Inc. (“GSBD”), Evergreen Merger Sub Inc. and Goldman Sachs Asset Management, L.P., the Company merged with and into GSBD, with GSBD as the surviving corporation, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Goldman Sachs BDC, Inc., as successor by merger to Goldman Sachs Middle Market Lending Corp., has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Goldman Sachs BDC, Inc., as successor by merger to Goldman Sachs Middle Market Lending Corp.

Date: October 13, 2020	By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer and Treasurer